UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Tradeweb Markets Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

892672106

(CUSIP Number)

Timothy Knowland

General Counsel, Corporate

London Stock Exchange Group plc

10 Paternoster Square

London

EC4M 7LS

Tel: +44 (0) 20 7797 1000

with a copy to:

Michael Levitt

Sebastian Fain

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US PME LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS LSEGA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS LSEG US Holdco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		22,988,329
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		22,988,329
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,988,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv TW Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES		96,933,192
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		96,933,192
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,933,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS Refinitiv Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 892672106

1	NAMES OF REPORTING PERSONS London Stock Exchange Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF	7	SOLE VOTING POWER
SHARES		119,921,521
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		119,921,521
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,921,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 8, 2021 (the “Original Statement”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on March 1, 2021, Amendment No. 2 (“Amendment No. 2”) filed on March 12, 2021, Amendment No. 3 (“Amendment No. 3”) filed on June 30, 2021, Amendment No. 4 (“Amendment No. 4”) filed on July 8, 2022 and Amendment No. 5 (“Amendment No. 5”) filed on February 22, 2023, on behalf of (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) LSEG US Holdco, Inc., a Delaware corporation, (v) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (vi) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vii) London Stock Exchange Group plc, a public limited company organized in England and Wales. Each of the foregoing entities is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 (the “Schedule 13D”), relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Tradeweb Markets Inc., a Delaware corporation (the “Issuer”). On December 31, 2023, as a result of an intragroup reorganization of the London Stock Exchange Group plc, LSEG US Holdco, Inc. became the sole shareholder of LSEGA, Inc. LSEG US Holdco, Inc. is a wholly-owned subsidiary of Refinitiv Parent Limited.

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Except as set forth on the cover pages hereto and as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 2.	Identity and Background

Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) LSEG US Holdco, Inc., a Delaware corporation, (v) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (vi) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vii) London Stock Exchange Group plc, a public limited company organized in England and Wales.

The address of the principal business office of Refinitiv US PME LLC is 28 Liberty Street, 58th Floor, New York, NY, 10005, United States. The address of the principal business office of Refinitiv US LLC is 28 Liberty Street, 58th Floor, New York, NY, 10005, United States. The address of the principal business office of LSEGA, Inc. is 28 Liberty Street, 58th Floor, New York 10005. The address of the principal business office of LSEG US Holdco, Inc. is 28 Liberty Street, 58th Floor, New York 10005. The address of the principal business office of Refinitiv TW Holdings Ltd. is Five Canada Square, Canary Wharf, London E14 5AQ. The address of the principal business office of Refinitiv Parent Limited is Five Canada Square, Canary Wharf, London E14 5AQ. The address of the principal business office of London Stock Exchange Group plc is 10 Paternoster Square London EC4M 7LS.

Information regarding the directors and executive officers of each Reporting Person is set forth on Schedule I attached hereto.

(c) The principal business of Refinitiv US PME LLC is to serve as a holding company. The principal business of Refinitiv US LLC is to serve as the US operating company of Refinitiv. The principal business of LSEGA, Inc. is to serve as a holding company. The principal business of LSEG US Holdco, Inc. is to serve as a holding company. The principal business of Refinitiv TW Holdings Ltd. is to serve as a holding company. The principal business of Refinitiv Parent Limited is to serve as a holding company. The principal business of London Stock Exchange Group plc is to operate a global financial markets infrastructure business.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 in the Original Statement is hereby amended by adding the following as the last sentence in such paragraph:

On December 29, 2023, 18,000,000 shares of the Issuer’s Class D Common Stock, par value $0.00001 (“Class D Common Stock”), held by Refinitiv US PME LLC were converted into 18,000,000 shares of the Issuer’s Class C Common Stock, par value $0.00001 (“Class C Common Stock”). As a result, as of December 31, 2023, Refinitiv US PME LLC held 18,000,000 shares of Class C Common Stock and 4,988,329 shares of Class D Common Stock.

Item 5.	Interest in Securities of the Issuer

The first two sentences of paragraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of shares of Class A Common Stock beneficially owned assume that 114,725,695 shares of Class A Common Stock were outstanding as of October 19, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2023, and also takes into account the shares of Class A Common Stock underlying any shares of Class B Common Stock or non-voting common units (the “LLC Interests”) of Tradeweb Markets LLC, a subsidiary of the Issuer, held by Reporting Persons, as applicable. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page.

The fourth paragraph of Item 5 is hereby amended and restated as follows:

Refinitiv US LLC is the controlling member of Refinitiv US PME LLC. LSEGA, Inc. is the sole member of Refinitiv US LLC. LSEG US Holdco, Inc. is the sole shareholder of LSEGA, Inc. and Refinitiv Parent Limited is the sole shareholder of LSEG US Holdco, Inc. IAG US LLC is a member of Refinitiv US PME LLC. Refinitiv International Holdings S.à r.l. is the sole member of IAG US LLC. Refinitiv Netherlands Holdings BV is the sole shareholder of Refinitiv International Holdings S.à r.l. Refinitiv UK (Rest of World) Holdings Limited is the sole shareholder of Refinitiv Netherlands Holdings BV. Refinitiv UK Parent Limited is the sole shareholder of Refinitiv UK (Rest of World) Holdings Limited. LSEGA Jersey Limited is the sole shareholder of Refinitiv UK Parent Limited. Refinitiv Parent Limited is the sole shareholder of LSEGA Jersey Limited. London Stock Exchange Group plc is the controlling shareholder of Refinitiv Parent Limited. LSEGA Limited and LSEGA2 Limited are shareholders of Refinitiv Parent Limited and London Stock Exchange Group plc is the sole shareholder of each of LSEGA Limited and LSEGA2 Limited.

Item 7.	Material to be Filed as Exhibits

Exhibit A attached to the Original Statement is hereby replaced in its entirety with Exhibit A attached hereto.

Exhibit A	Joint Filing Agreement, dated as of January 3, 2024, by and among the Reporting Persons (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024

REFINITIV US PME LLC

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

REFINITIV US LLC

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

LSEGA, INC.

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

LSEG US HOLDCO, INC.

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

REFINITIV TW HOLDINGS LTD.

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

REFINITIV PARENT LIMITED

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

LONDON STOCK EXCHANGE GROUP PLC

By:	/s/ Teresa Hogan
Teresa Hogan as Attorney-in-Fact

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

London Stock Exchange Group plc

Name	Principal Address	Principal Occupation	Citizenship
Executive Officers

David Schwimmer	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Executive Officer and Executive Director, LSEG	United States

Anna Manz	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Financial Officer and Executive Director, LSEG	Great Britain

Balbir Bakhshi	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Risk Officer, LSEG	Great Britain

Satvinder Singh	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Data & Analytics, LSEG	Great Britain

Catherine Johnson	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	General Counsel, LSEG	Great Britain

Erica Bourne	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief People Officer, LSEG	Ireland

Daniel Maguire	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Post Trade & Chief Strategy Officer, LSEG	Great Britain

Anthony McCarthy	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Information Officer, LSEG	United States

Murray Roos	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head, Capital Markets, LSEG	Great Britain

David Shalders	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Operating Officer and Head of Integration, LSEG	Great Britain

Ron Lefferts	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Head of Sales & Account Management, LSEG	United States

Irfan Hussain	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Information Officer, LSEG	United States

Directors

Donald Robert	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman of the Board of LSEG	United States, Great Britain

David Schwimmer	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Executive Officer and Executive Director, LSEG	United States

Anna Manz	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chief Financial Officer and Executive Director, LSEG	Great Britain

Dominic William Blakemore	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Group Chief Executive Officer of Compass Group PLC	Great Britain

Martin Johannes Brand	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Senior Managing Director, Head of North America Private Equity and Global Co-Head of Technology Investing for Blackstone’s Private Equity Group	United States

Professor Kathleen DeRose	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Non-Executive Director of Experian plc, Non-Executive Director of Enfusion Inc. and Non -Executive Director of Voya Financial, Inc. Clinical Associate Professor of Finance at the New York University Leonard N. Stern School of Business and Innovation	United States

Tsega Gebreyes	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Founding Director, Satya Capital Limited	Ethiopia

Scott David Guthrie	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Executive Vice President, Microsoft Cloud and AI Group	United States

Cressida Mary Hogg CBE	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chair of the Board of Directors of BAE Systems plc	Great Britain

Dr. Val Rahmani	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Non-Executive Director at RenaissanceRe Holdings Limited and Non-Executive Director of Entrust	United States, Great Britain

Ashok Valiram Vaswani	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Managing Director and Chief Executive Officer of Kotak Mahindra Bank	Singapore

William Vereker	c/o: London Stock Exchange Group, plc, 10 Paternoster Square, London, EC4M 7LS	Chairman, Santander UK	Great Britain

Refinitiv US PME LLC

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Paul Jacobson	28 Liberty Street New York, NY 10005	Data & Analytics Financial Controller	United States

Refinitiv US LLC

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Paul Jacobson	28 Liberty Street New York, NY 10005	Data & Analytics Financial Controller	United States

LSEGA, Inc.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Cara Taylor	28 Liberty Street New York, NY 10005	Head of Tax Operations	United States

LSEG US Holdco, Inc.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Cara Taylor	28 Liberty Street New York, NY 10005	Head of Tax Operations	United States

Refinitiv TW Holdings Ltd.

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Timothy Knowland	Five Canada Square, Canary Wharf, London E14 5AQ	General Counsel, Corporate, LSEG	Great Britain

Peter Thorn	Five Canada Square, Canary Wharf, London E14 5AQ	Global Transfer Pricing Controller, LSEG	Great Britain

Refinitiv Parent Limited

Name and Title	Principal Address	Principal Occupation	Citizenship
Directors

Timothy Knowland	Five Canada Square, Canary Wharf, London E14 5AQ	General Counsel, Corporate, LSEG	Great Britain

Peter Thorn	Five Canada Square, Canary Wharf, London E14 5AQ	Global Transfer Pricing Controller, LSEG	Great Britain

To the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Common Stock.